EXHIBIT 21.1

Axiom Holdings, Inc.

Subsidiaries

Name	Jurisdiction of Incorporation or Organization
Horizon Resources Co. Ltd	Cayman Islands
CJC(Hong Kong), Ltd.	Hong Kong, China
JinBaiXing (Shenzhen) Clean Energy Technology Service Company Limited*	People’s Republic of China
JinTaiHong (Shenzhen) Hotel Management Service Company Limited*	People’s Republic of China
Xiaojin County Jitai Power Investment Company Limited*	People’s Republic of China
Taiyuan Changxin YiWei Trading Co., Ltd.*	People’s Republic of China
Sichuan Xing Tie Electric Power Company Limited*	People’s Republic of China
Xiao Jin County EnZe Hotel Management Company Limited*	People’s Republic of China
Xiao Jin County SiGuNiang Mountain Hotel Management Company Limited*	People’s Republic of China

* The English names of these companies are not their official English names but are stated here for identification purpose only.